Filed pursuant to 424(b)(3)
Registration No. 333-153356

SUPPLEMENT NO. 25
DATED AUGUST 5, 2010
TO THE PROSPECTUS DATED AUGUST 24, 2009
OF INLAND DIVERSIFIED REAL ESTATE TRUST, INC.

This Supplement No. 25 supplements, and should be read in conjunction with, the prospectus of Inland Diversified Real Estate Trust, Inc., dated August 24, 2009, as previously supplemented by Supplement No. 23 dated July 20, 2010 and Supplement No. 24 dated July 29, 2010.  Unless otherwise defined in this Supplement No. 25, capitalized terms used herein have the same meanings as set forth in the prospectus.

Description of Real Estate Assets

The following supplements the discussion contained in the section of our prospectus captioned “Description of Real Estate Assets,” which was inserted into the prospectus following the section captioned “Business and Policies,” which begins on page 125 of the prospectus, in Supplement No. 24.

Investments in Real Estate Assets

Recent Acquisitions

As of August 5, 2010, we had completed the following property acquisition.

Property Name	Date Acquired	Total Square Feet	Approx. Purchase Price	Cap Rate (1)	Annualized Base Rent	Average Annualized Base Rent per Square Foot	Average Remaining Lease Term in Years	Econ-omic Occ-upancy (2)	Phy-sical Occ-upancy
Publix Shopping Center –St. Cloud, FL	07/30/10	78,820	$9,363,000	9.25%	$1,016,380	$12.89	10	100%	100%

(1) Beginning with purchase of this property, we will determine capitalization rate, or “cap rate,” by dividing the property’s net operating income (“NOI”), existing at the date of acquisition, by the purchase price of the property.  NOI includes, for these purposes, rental income and expense reimbursements from in-place leases, reduced by operating expenses and existing vacancies.  This calculation of cap rate reflects the property’s NOI at the date of acquisition, rather than assumptions applied during the diligence process, including potential vacancy losses which may or may not occur.

(2)  Economic occupancy is defined as the percentage of total gross leasable area for which a tenant is obligated to pay rent under the terms of its lease agreement, regardless of the actual use or occupation by that tenant of the area being leased.

Publix Shopping Center.  On July 30, 2010, we, through Inland Diversified St. Cloud 13th,  L.L.C., a wholly owned subsidiary formed for this purpose, entered into a contract and simultaneously acquired a fee simple interest in an approximately 78,820 square foot grocery-anchored retail center known as the Publix Shopping Center located in St. Cloud, Florida.  We purchased this property from an unaffiliated third party, St. Cloud-192, LLC for approximately $9.4 million.  We do not believe closing costs will exceed $75,000.  We funded approximately $1.9 million of the purchase price with proceeds from our offering.  At closing, we assumed a loan secured by a first mortgage on the property, with a remaining principal balance of approximately $7.3 million, for the remainder of the purchase price.  This loan bears interest at a fixed rate equal to 5.90% per annum, amortizing over thirty years, and requires us to make payments of principal and interest on a monthly basis through maturity on May 10, 2014.  The loan may be prepaid only during the three months prior to the maturity date without any prepayment premium.

The underwritten cap rate for Publix Shopping Center is approximately 9.25%.  In deciding to acquire this property, we considered the following:

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The property is anchored by a necessity-based tenant, Publix Super Markets, Inc. (“Publix”).  According to its public Securities and Exchange Commission filings, Publix had retail sales of approximately $24.3 billion for the year ended December 27, 2009 and owned over 1,000 supermarkets, with over 700 locations in the State of Florida, at the end of 2009. We believe that grocery-anchored centers will have a greater ability to withstand the negative impact of the current economic slowdown than other property types.

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The property is located directly across from a Wal-Mart Supercenter and a Home Depot.

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The property was constructed in 2003.

Publix Shopping Center is 100% leased to sixteen tenants.  The weighted-average remaining lease term for the tenants occupying the property is approximately ten years.  Each tenant is required to pay its proportionate share of real estate taxes, insurance and CAM costs.  The major tenant of this property is Publix, which pays an annual base rent of approximately $536,000 under a lease that expires in October 2023.  Under the terms of the lease, Publix has seven five-year options to renew through October 2058.

The following table lists, on an aggregate basis, all of the scheduled lease expirations over each of the years ending December 31, 2010 through 2019 at the Publix Shopping Center, as well as the approximate rentable square feet represented by the applicable lease expirations.

Year Ending December 31	Number of Leases Expiring	Approx. Gross Leasable Area of Expiring Leases (Sq. Ft.)	Total Annual Base Rental Income of Expiring Leases ($)	% of Total Annual Base Rental Income Represented by Expiring Leases

2010	–	–	–	–
2011	2	2,400	47,744	5%
2012	1	1,200	20,640	3%
2013	8	11,310	240,423	24%
2014	4	9,531	173,940	17%
2015	–	–	–	–
2016	–	–	–	–
2017	–	–	–	–
2018	–	–	–	–
2019	–	–	–	–

The table below sets forth certain historical information with respect to the occupancy rate at the Publix Shopping Center expressed as a percentage of total gross leasable area and the average effective annual base rent per square foot.

Year Ending December 31	Occupancy Rate as of December 31	Average Effective Annual Rental Per Square Foot
2009	98.5%	$12.43
2008	98.5%	$12.80
2007	98.5%	$12.64
2006	98.5%	$12.51
2005	100.0%	$12.45

We believe that the Publix Shopping Center is suitable for its intended purpose and adequately covered by insurance. We do not intend to make significant renovations or improvements to the property. There are three competitive shopping centers located within approximately five miles of the Publix Shopping Center.

Real estate taxes paid for the fiscal year ended December 31, 2009 (the most recent tax year for which information is generally available) were approximately $180,000.  The amount of real estate taxes paid was calculated by multiplying the Publix Shopping Center’s assessed value by a tax rate of 0.019%.  For federal income tax purposes, the depreciable basis in this property will be approximately $6.6 million.  We will calculate depreciation expense for federal income tax purposes by using the straight-line method.  For federal income tax purposes, we depreciate buildings and land improvements based upon estimated useful lives of 40 and 20 years, respectively.

Investments in Securities

On July 26, 2010, we acquired a tranche of commercial mortgage-backed securities, or “CMBS,” with a face value of $2.0 million, for approximately $2.1 million.  The securities in this pool of CMBS will accrue interest at a coupon rate of 5.283% per annum, which is equivalent to 5.09% per annum on the purchase price we paid for the securities.  The scheduled weighted average life of these securities is approximately 1.22 years, but may be extended.  This pool is rated AAA by the Fitch Group and Standard & Poor’s.  We intend to finance this investment in the future.

Plan of Distribution

The following information is inserted at the end of the section of the prospectus captioned “Plan of Distribution,” which begins on page 206.

Status of the Offering

During the month of July 2010, we accepted investors’ subscriptions to this offering and issued approximately 1,902,000 shares of our common stock, resulting in aggregate gross offering proceeds of approximately $18.9 million, excluding shares sold pursuant to our distribution reinvestment plan or purchased pursuant to our share repurchase program.  The following table provides information regarding the total shares sold in our offering as of July 31, 2010.

	Shares	Gross Proceeds ($) (1)	Commissions and Fees ($) (2)	Net Proceeds ($) (3)

From our sponsor:	20,000	200,000	–	200,000

Shares sold in the offering:	15,075,078	149,878,595	14,165,831	135,712,764

Shares sold pursuant to our distribution reinvestment plan:	169,958	1,614,600	–	1,614,600

Shares purchased pursuant to our share repurchase program:	(2,000)	(20,000)	–	(20,000)
Total:	15,263,036	$151,673,195	$14,165,831	$137,507,364

(1)

Gross proceeds received by us as of the date of this table for shares sold to investors pursuant to accepted subscription agreements.

(2)

Inland Securities Corporation serves as dealer manager of this offering and is entitled to receive selling commissions and certain other fees, as discussed further in our prospectus.

(3)

The amount indicated under net proceeds is prior to issuer costs.

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